# SEC Schedule 13G/A (Amendment No. 31) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paramount Global, CIK 0000813828
CUSIP: 92556H107
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1515 Broadway, New York, New York (NY), 10036
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001854218

## Reporting persons
- Sumner M. Redstone National Amusements Part B General Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Paramount Global
Address of issuer's principal executive offices: 1515 BROADWAY, NEW YORK, NY, 10036

## Item 2. Person Filing
Name of person filing: Sumner M. Redstone National Amusements Part B General Trust. On August 7, 2025, Pinnacle Media Ventures, LLC, Pinnacle Media Ventures II, LLC and Pinnacle Media Ventures III, LLC and RB Tentpole Holdings LP purchased all of the outstanding equity interests of National Amusements, Inc., a Maryland corporation ("NAI"), owned by the Sumner M. Redstone National Amusements Part B General Trust (the "General Trust"), and the General Trust ceased to control NAI. NA Administration, LLC is the corporate Trustee of the General Trust and acts by majority vote of seven voting directors (subject to certain exceptions).
Address of principal business office or, if none, residence: 275 Veronica Lane, Suite 300, Jackson, WY 83002
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sumner M. Redstone National Amusements Part B General Trust: /s/ Tyler Korff, Tyler Korff/Director (08/12/2025)